SilverCrest Declares Commercial Production at Santa Elena Mine;
 Pours 74,678 oz of Silver and 5,476 oz of Gold in Q2 2011

TSX-V: SVL	For Immediate Release

VANCOUVER, B.C. July 13, 2011 – SilverCrest Mines Inc. (the “Company”) is pleased to report it has achieved Commercial Production at its 100% owned Santa Elena mine located in Sonora, Mexico. Commercial Production is deemed to have commenced when management determines that the operational commissioning of the mine shows:

  a significant portion of mining, crushing, plant operating capacity has been achieved;
  all facilities are operating at a steady state of production; and
  a pre-determined, reasonable period of operating time has passed.

Prior to achieving commercial production, revenues and related expenses have been recognized in Property Plant and Equipment as a reduction or increase respectively to carrying values of mining assets. Q2 of 2011 will be the first period reported as being commercial whereby revenues and expenses will be presented in forthcoming consolidated interim financial statements.

During 2011, which will be a partial year at full production rates, and based on the current life of mine plan, the mine is expected to produce approximately 430,000 ounces of silver and 26,000 ounce of gold. The first full year of production will be 2012 during which the mine is expected to produce 478,000 ounces of silver and 32,000 ounces of gold. From 2013 through 2016, there is a significant increase in recovered silver ounces of an estimated 750,000 to 1.1 million ounces per year. For additional information and to view production photos, please visit the Company’s website at www.silvercrestmines.com.

The following summarizes the main highlights during the respective periods of the Commissioning Phase of Santa Elena and the first quarterly period of commercial production ending June 30, 2011;

	Sept-Dec 2010	Jan-Mar Q1 2011	Apr-Jun Q2 2011	Total / Average

Silver ounces produced	54,886	64,712	74,678	194,276
Gold ounces produced	2,140	3,152	5,476	10,768
				-
Silver ounces sold *	27,536	75,638	76,221	179,395
Gold ounces sold *	933	3,259	5,202	9,394

Ore tonnes crushed	244,627	218,527	249,054	712,208
Average ore tonnes crushed per day	2,005	2,428	2,737	2,390

Average silver ore grade (gpt)	34.77	34.07	44.02	34.39
Average gold ore grade (gpt)	0.69	1.14	1.89	1.00

Silver ounces delivered to pad	285,975	239,369	352,996	878,340
Gold ounces delivered to pad	5,325	8,006	15,269	28,600

*Effective Q2, 2011, the Company’s accounting policy is to record ounces sold when they are delivered to the refiner.

  The crusher is currently operating above daily designed throughput of 2,500 tpd with an average of 2,583 tpd for the period January through June 2011 and an average of 2,737 tpd during Q2, 2011.

  Estimated initial silver recovery of 21% and gold recovery of 38% are consistent with budgeted numbers of 24% for silver and 41% for gold during the Commissioning Phase. Projected total metal recoveries of 35 to 40% silver and 65 to 70% gold which are based on a 300 day leach cycle appear to be achievable. The average time under leach for the Main Zone higher grade ore is currently at 60 days.

  The Main Zone is now being mined and leached with leach recovery times similar to the extensive Metcon metallurgical testing and bulk column test work. In June high grade ore being delivered from the Main Zone to the pad averaged approximately 53.35 gpt Ag and 1.97 gpt Au and the overall grade of the ore on the pad has increased from 40.35 gpt Ag and 0.60 gpt Au in January to 41.28 gpt Ag and 1.03gpt Au at the end of June.

  Metal production has increased steadily from 64,712 ounces of silver and 3,152 ounces of gold in Q1 to 74,678 ounces of silver and 5,476 ounces of gold in Q2, 2011.

  Loan payments of US$1.3 million and US$800,000 were made from production revenues to Macquarie Bank Limited on March 31, 2011 and June 30, 2011, respectively, Loan obligations of US$5.6 million remain for fiscal 2011. As of June 30, 7,515 ounces of gold had been delivered in to the Macquarie gold price protection program.

  1,879 ounces have been delivered to Sandstorm under the gold stream agreement to the end of Q2, 2011.

  No lost time accidents since construction started in 2009 with over 560,000 hours worked.

  The Company currently has approximately $34.5 million in cash.

J. Scott Drever, President stated; “We are certainly pleased at this time as to how the Commissioning Phase for the Santa Elena operations has progressed. All aspects of the operations are at design capacities and are functioning as expected with the exception of the crusher. We have experienced a number of operating challenges with crusher operations which have required operating times to be increased to an average of 18 hours per day rather than the budgeted 14 hours to meet production targets. Our supervisory personnel have worked diligently to assure that the normal start-up challenges were resolved and the project has reached a steady state at design capacity. The receipt of substantial revenues from the sale of our silver and gold production has reduced the amount of working capital required during start up and has set the stage for early, free cash flow that will be utilized to implement the Company’s strategy for corporate growth.”

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730
	Fax:	(604) 694-1761
“J. Scott Drever”	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.